Skadden, Arps, Slate, Meagher & Flom

世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com July 23, 2018

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Ms. Barbara C. Jacobs, Assistant Director

Mr. Matthew Derby, Staff Attorney

Mr. Craig Wilson, Senior Assistant Chief Accountant

Ms. Melissa Walsh, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aurora Mobile Limited (CIK No. 0001737339) Registration Statement on Form F-1 Filed July 13, 2018(File No. 333-225993)

Dear Ms. Jacobs, Mr. Derby, Mr. Wilson and Ms. Walsh:

On behalf of our client, Aurora Mobile Limited, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 16, 2018 and letter dated July 18, 2018. Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 2 to its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page reference in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

U.S. Securities and Exchange Commission

July 23, 2018

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Amendment No. 1 to registration statement filed on July 13, 2018.

The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about July 25, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continued assistance and support in meeting its timetable.

Comments in Letter Dated July 16, 2018

General

1.	We note your response to prior comment 17 from our May 17, 2018 letter and your revised disclosure indicating that “ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.” Please provide a risk factor regarding the impact of this provision of the deposit agreement on the rights of ADS holders. In addition, address potential enforceability issues. Finally, clarify that by agreeing to the provision, investors will not be deemed to have waived Aurora’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

In response to the Staff’s comment, the Company has included a risk factor on page 58 of the Registration Statement regarding the impact of the “Jury Trial Waiver” clause in the deposit agreement on the rights of ADS holders, whereby the disclosure addresses potential enforceability issues and clarifies that by agreeing to the “Jury Trial Waiver” provision, ADS holders will not be deemed to have waived the Company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

U.S. Securities and Exchange Commission

July 23, 2018

Comments in Letter Dated July 18, 2018

Recent Developments, page 5

1.	We note that net loss in the three months ended June 30, 2018 includes the effects of a fair value gain on derivative liability. Tell us and revise to disclose the nature and significant terms of this derivative liability and how you are accounting for the derivative and fair value effects. Please ensure that your subsequent events disclosure on page F-41 includes the related financial effects. Refer to ASC 855-10-50-2.

The Company advises the Staff that the convertible notes issued on April 17, 2018 (the “Convertible Notes”) contain the following terms:

(i)	if no qualified initial public offering were to occur within two years of the issue date, i.e., April 17, 2018, the outstanding obligation at their principal amount, with an amount representing a total internal rate of return of 8% per annum, under the Convertible Notes would be immediately due and payable (“Contingent Redemption Option”), and

(ii)	if an event of default were to occur, a simple interest of 15% will accrue on the principal, and if the Company fails to deliver and register title to any shares following conversion of any Convertible Note, an interest represents a total internal rate of return of 15 % per annum will accrue on the principal (both “Contingent Interest Feature”).

The Company evaluated the embedded conversion features contained in the Convertible Notes in accordance with ASC 815-15 and ASC 815-40 to determine if the conversion options require bifurcation. The Conversion Option of the Convertible Note did not qualify for derivative accounting as the underlying common shares which the Convertible Notes could be converted into were not publicly traded nor could they be readily convertible into cash. Upon the consummation of the initial public offering, while the net settlement criteria is subsequently met, the Conversion Option continues not to qualify for derivative accounting as it meets the scope exception provided for under ASC 815-10-15-74(a).

The Company also evaluated the Contingent Redemption Option and Contingent Interest Feature contained in the Convertible Notes in accordance with ASC 815. Both features qualify for derivative accounting as they are not clearly and closely related to the debt host and will be accounted for as a single compound derivative. On issuance date, the Company recognized a derivative liability of US$3.2 million, which was subsequently accounted for at fair value with a change in fair value of US$1.5 million recognized in the consolidated statement of comprehensive loss for the three months ended June 30, 2018.

The Company has revised the respective disclosures beginning on pages F-41 and F-68.

U.S. Securities and Exchange Commission

July 23, 2018

2.	Please revise to include reconciliations of the non-GAAP financial measure of EBITDA for the three months ended June 30, 2018 and the three months ended June 30, 2017 to the most directly comparable GAAP financial measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Registration Statement to include reconciliations of the non-GAAP financial measures.

3.	Please label the ADS per share data as pro forma information. Revise to clarify how you computed the weighted average number of ADSs used to calculate the net loss per ADS, and disclose the significant assumptions. Provide a reconciliation to the weighted average number of shares used in calculating your basic and diluted historical net loss per common share, including assumptions. See Rules 11-01(a)(8) and 11-02(b)(6) and (7) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosures on page 15 of the Registration Statement.

General

4.	We note that the Form of Deposit Agreement was filed as exhibit 4.3. In light of our comment letter issued July 16, 2018, we are reviewing the exhibit and may have additional comments.

The Staff’s comment is noted. Please see above the Company’s response to comment #1 contained in the Staff’s letter dated July 16, 2018.

*        *        *

U.S. Securities and Exchange Commission

July 23, 2018

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Lionel Li, the audit engagement partner at Ernst & Young Hua Ming LLP, by telephone at +86 755 2502-8149 or via email at lionel.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Weidong Luo, Chairman of the Board of Directors and Chief Executive Officer, Aurora Mobile Limited

Fei Chen, President, Aurora Mobile Limited

Shan-Nen Bong, Chief Financial Officer, Aurora Mobile Limited

Lionel Li, Partner, Ernst & Young Hua Ming LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP